ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

Financial Opportunities Fund (formerly Bank and Thrift Opportunity Fund)

On September 11, 2012, the Board of Trustees approved a change to the Fund’s 80% investment policy and voted to change the Fund’s name to John Hancock Financial Opportunities Fund. The prior investment policy stating that: “Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of U.S. regional banks and thrifts and holding companies that primarily own or receive a substantial portion of their income from regional banks or thrifts. ‘Net assets’ is defined as net assets plus borrowings for investment purposes. ‘Primarily owned’ means that the bank or financial holding company derives a substantial portion of its business from U.S. regional banks or thrifts as determined by the Adviser, based upon generally accepted measures such as revenues, asset size and number of employees. U.S. regional banks or thrifts are ones that provide full-service banking (i.e., savings accounts, checking accounts, commercial lending and real estate lending) and whose assets are primarily of domestic origin.” was replaced with the following: “Under normal circumstances, the Fund will invest at least 80% of its net assets in equity securities of U.S. and foreign financial services companies of any size. These companies may include, but are not limited to, banks, thrifts, finance companies, brokerage and advisory firms, real estate-related firms, insurance companies and financial holding companies. ‘Net assets’ is defined as net assets plus borrowings for investment purposes.” The Fund will notify shareholders at least 60 days prior to any change in this 80% policy.

On September 11, 2012, the Board of Trustees also approved certain other investment policy changes, effective December 14, 2012, as summarized below:

(i) investment policy stating that: “The Fund may invest in debt securities (including bonds, notes, bills and debentures) of U.S. banks and thrifts that in the opinion of the Adviser offer opportunities for long-term capital appreciation.” was replaced with the following new investment policy: “The Fund may invest in U.S. and foreign debt securities including, but not limited to, bonds, notes, bills and debentures.”; and

(ii) investment policy stating that: “Under normal market conditions, the Fund may invest up to 20% of its net assets in the common and preferred equity securities and other preferred securities of financial services companies, companies with significant lending operations, foreign banking, lending and financial services companies, ‘money center’ banks and debt securities issued by U.S. regional banks, thrifts or their holding companies.” was replaced with the following new investment policy : “Under normal market conditions, the Fund may invest up to 20% of its net assets in the common and preferred equity securities and other preferred securities of non-financial services companies.”

The investment policy changes described above will be implemented over time commencing on or about December 14, 2012.

Financial services industry risk. A Fund investing principally in securities of companies in the financial services industry is particularly vulnerable to events affecting that industry. Financial services companies are subject to extensive regulation, rapid business changes, volatile performance dependent upon the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

Foreign securities risk. The Fund will not be limited in the extent to which it can invest in foreign issuers, and the portion is expected to vary based on market conditions. Investments in securities of foreign entities and securities quoted in foreign currencies involve risks not typically involved in domestic investment, including fluctuations in foreign exchange rates, political and economic developments, and the possible imposition of exchange controls or other foreign or U.S. governmental laws or restrictions applicable to such investments. With respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation political or social instability or diplomatic developments which could affect investment in those countries. There may be less publicly available information about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those of U.S. issuers. Funds that invest in securities traded principally in securities markets outside the United States are subject to additional and more varied risks, as the value of foreign securities may change more rapidly and extremely than the value of U.S. securities.

Medium and smaller company risk. The Fund’s holdings of small, medium and large capitalization companies will vary and the Fund could have a large exposure to small- or midcap companies at times. Market risk and liquidity risk may be pronounced for securities of companies with medium-sized market capitalizations and are particularly pronounced for securities of companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. The securities of companies with medium and smaller market capitalizations may trade less frequently and in lesser volume than more widely held securities, and their value may fluctuate more sharply than those securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Investments in less-seasoned companies with medium and smaller market capitalizations may present greater opportunities for growth and capital appreciation, but also involve greater risks than customarily are associated with more established companies with larger market capitalizations.

Real estate securities risk. Investing in securities of companies in the real estate industry subjects a Fund to the risks associated with the direct ownership of real estate. These risks include declines in the value of real estate, risks related to general and local economic conditions, possible lack of availability of mortgage funds, overbuilding, extended vacancies of properties, increased competition, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values and the appeal of properties to tenants, and changes in interest rates.

On September 11, 2012, the Board of Trustees also voted in favor of amending the Fund's fundamental investment restriction relating to borrowing and eliminating the Fund's fundamental investment restriction relating to pledging, mortgaging and hypothecating assets. These changes will require shareholder approval before they can be implemented.